Exhibit 18

February 24, 2012

Church & Dwight Co., Inc.

Princeton, New Jersey

Dear Sirs:

We have audited the consolidated financial statements of Church & Dwight Co., Inc. and subsidiaries as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 24, 2012, which expresses an unqualified opinion. Note 1 to such financial statements contains a description of your adoption of a change in accounting principle to eliminate a previously existing lag in the reporting periods of certain subsidiaries. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ DELOITTE & TOUCHE LLP PARSIPPANY, NJ

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